Exhibit 99.13

Paris, 2013 April 30—“Techdrill International Ltd and TOTAL S.A. have signed an agreement putting an end to the litigation which has opposed them since the beginning of 2006. Therefore, TOTAL S.A. and Techdrill International Ltd will be able to resume normal business relationship in the future”.